Exhibit 99.86

6.0% CONVERTIBLE UNSECURED

SUBORDINATED DEBENTURES

SECOND SUPPLEMENTAL

TRUST INDENTURE

Dated as of January 1, 2011

Among

JUST ENERGY GROUP INC.

(SUCCESSOR BY AMALGAMATION TO JUST ENERGY EXCHANGE CORP.)

and

COMPUTERSHARE TRUST COMPANY OF CANADA

SECOND SUPPLEMENTAL INDENTURE

THIS SECOND SUPPLEMENTAL INDENTURE is made as of January 1, 2011

AMONG:

JUST ENERGY GROUP INC., a corporation amalgamated under the laws of Canada (the “Corporation”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company formed under the laws of Canada (the “Trustee”)

WHEREAS pursuant to an arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act Just Energy Exchange Corp. (“JEEC”), OESC Exchangeco II Inc., UEGL Exchangeco Corp. and Just Energy Group Inc. amalgamated to form the Corporation effective January 1, 2011;

AND WHEREAS there is currently $90,000,000 aggregate principal amount of 6.0% convertible unsecured subordinated debentures (“Initial Debentures”) issued and outstanding pursuant to a trust indenture (the “Original Trust Indenture”) between Universal Energy Group Ltd. (“UEGL”) and the Trustee dated as of October 2, 2007, as supplemented by a first supplemental indenture (the “First Supplemental Indenture”) among JEEC (successor by amalgamation to UEGL), Just Energy Income Fund (the “Fund”) and the Trustee dated as of July 1, 2009;

AND WHEREAS section 11.1(a) of the Original Trust Indenture, as supplemented by the First Supplemental Indenture (together, the “Indenture”), provides, inter alia, that if JEEC amalgamates with any other corporation, the corporation formed by such amalgamation shall expressly assume, by supplemental indenture, all of JEEC’s obligations under the Indenture and the Initial Debentures;

AND WHEREAS pursuant to the Arrangement the Fund, the guarantor of JEEC’s obligations under the Indenture, has been liquidated and dissolved, and all of the assets and liabilities of the Fund have been distributed to and assumed by the Corporation;

AND WHEREAS section 16.1 of the Indenture provides, among other things, that the Corporation and the Trustee may supplement the Indenture without the consent of Debentureholders for the purpose of, inter alia, evidencing the succession of others to JEEC and the covenants of and obligations assumed by any such successor in accordance with the provisions of the Indenture;

AND WHEREAS all necessary matters and things have been done and performed by the Corporation to authorize the execution and delivery of this Second Supplemental Trust Indenture and to make this Second Supplemental Trust Indenture legal, valid and binding upon the Corporation subject to the terms of the Indenture and this Second Supplemental Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee;

NOW THEREFORE THIS SECOND SUPPLEMENTAL TRUST INDENTURE WITNESSETH that for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), it is hereby agreed and declared by all parties to this Second Supplemental Trust Indenture, as follows:

ARTICLE 1

INDENTURE SUPPLEMENTAL

TO THE INDENTURE

1.1	Part of the Indenture—This Second Supplemental Trust Indenture is declared to be supplemental to the Indenture and is to form part of and shall have the same effect as though incorporated in the Indenture. The Indenture is a part of these presents and is by this reference included herein with the same effect as though at length set forth herein.

1.2	Capitalized Terms—All capitalized terms contained in this Second Supplemental Trust Indenture (including the recitals hereto) unless otherwise defined herein, shall, for all purposes hereof, have their respective meanings as set out in the Indenture, unless expressly stated otherwise or the context otherwise requires.

ARTICLE 2

SUCCESSOR

2.1	Assumption of Obligations—The Corporation hereby covenants and agrees to assume and does assume all of the rights, covenants and obligations of JEEC in and to the Indenture and all of the covenants and obligations of JEEC under the Initial Debentures as and from the date hereof. Without limiting the generality of the foregoing, from and after the date hereof, the Initial Debentures will be valid and binding obligations of the Corporation entitling the holders thereof, as against the Corporation, to all rights of Debentureholders under the Indenture.

ARTICLE 3

AMENDMENTS TO THE INDENTURE

3.1	Guarantee—The Fund having been liquidated and dissolved, and all of the assets and liabilities of the Fund having been distributed to and assumed by the Corporation, Articles 2 and 3 of the First Supplemental Indenture are hereby deleted in their entirety.

3.2	Conversion Rate—As of and from the date hereof, the Initial Debentures shall be convertible into common shares (“Common Shares”) of the Corporation. The Conversion Price in effect on the date hereof for each Common Share to be issued upon the conversion of Initial Debentures shall be equal to $33.09, such that approximately 30.22 Common Shares shall be issued for each $1,000 principal amount of Initial Debentures converted (subject to further adjustment in accordance with the Indenture, as the same may be amended or supplemented from time to time).

3.3	Parties to the Indenture—As of and from the date hereof, the Indenture is amended by replacing JEEC as a party to the Indenture with its Successor, the Corporation.

3.4	Common Shares—The definition of “Exchangeable Shares” in the Indenture shall be deleted and replaced by the following:

“Common Shares” means common shares in the capital of the Corporation, as such shares are constituted on January 1, 2011; provided that in the event of a subdivision, redivision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-

up, or successive subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings-up, then, subject to adjustments, if any, having been made in accordance with the provisions of Section 6.4, “Common Shares” shall mean the common shares or other securities or property resulting from such subdivision, redivision, reduction, combination or consolidation or reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up;”

3.5	Other Amendments and Supplements—Unless the context otherwise requires, all references to:

(i)	“Exchangeable Share” and “Exchangeable Shares” in the Indenture and in any certificate representing an Initial Debenture shall be read as references to “Common Share” and “Common Shares”, respectively; and

(ii)	“Just Energy Exchange Corp.” in the Indenture and in any certificate representing an Initial Debenture shall be read as references to “Just Energy Group Inc.”.

3.6	Form of Certificate—The form of certificate representing the Initial Debentures, as set forth in Schedule “A” to the First Supplemental Indenture, shall be replaced with the form substantially as set out in Schedule “A” hereto, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of the Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the directors of the Corporation executing such Initial Debentures in accordance with the Indenture.

ARTICLE 4

ADDITIONAL MATTERS

4.1	Original Trust Indenture—The Corporation and Trustee hereby acknowledge and confirm that, except as specifically supplemented, modified or changed by the provisions of this Second Supplemental Trust Indenture, all of the terms and conditions contained in the Indenture are and shall remain in full force and effect, unamended, in accordance with the provisions thereof. The matters provided for in this Second Supplemental Trust Indenture shall not prejudice any act or thing done prior to the date hereof and do not constitute a novation.

4.2	Applicable Law—This Second Supplemental Trust Indenture shall be governed by, and construed in accordance with, the laws of the Province of Ontario, and the parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.

4.3	Further Assurances—The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Second Supplemental Trust Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Second Supplemental Trust Indenture and carry out its provisions.

ARTICLE 5

NOTICES

5.1	Notice—Any notice to be given to the Corporation in connection with the Indenture shall be provided in the manner provided in section 14.1 of the Original Trust Indenture at the address hereinafter mentioned:

6345 Dixie Road, Suite 200

Mississauga, ON L5P 2E6

Attention:     President and Chief Executive Officer

Facsimile:      (905) 670-9462

ARTICLE 6

EXECUTION

6.1	Counterparts and Formal Date—This Second Supplemental Trust Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date first written above.

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IN WITNESS WHEREOF the parties hereto have declared that they have required that these presents be in the English language and have executed these presents under the hands of their proper officers in that behalf.

JUST ENERGY GROUP INC.

Per:	Signed
Ken Hartwick
President and Chief Executive Officer

Per:	Signed
Beth Summers
Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
Name:
Title:

Per:
Name:
Title:

SCHEDULE “A”

TO THE SECOND SUPPLEMENTAL TRUST INDENTURE MADE AS OF

JANUARY 1, 2011 AMONG JUST ENERGY GROUP INC. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

This Initial Debenture is a global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Initial Debenture may not be transferred to or exchanged for Initial Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Initial Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Initial Debenture shall be a global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Just Energy Group Inc. or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has an interest herein. This certificate is issued pursuant to a Book Entry Only Securities Services Agreement between Just Energy Group Inc. and CDS.

CUSIP [•]

ISIN CA [•]

No. 2011-01	$90,000,000

JUST ENERGY GROUP INC.

(A corporation amalgamated under the Canada Business Corporations Act)

6.00% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE

due September 30, 2014

JUST ENERGY GROUP INC. (the “Corporation”) for value received hereby acknowledges itself indebted and, subject to the provisions of the Trust Indenture dated as of October 2, 2007 between Universal Energy Group Ltd. and Computershare Trust Company of Canada (the “Indenture Trustee”), as supplemented pursuant to the First Supplemental Trust Indenture dated as of July 1, 2009 among the Just Energy Exchange Corp., Just Energy Income Fund and the Indenture Trustee and the Second Supplemental Trust Indenture dated as of January 1, 2011 between Just Energy Group Inc. (the “Corporation”) and the Indenture Trustee (together, the “Indenture”), promises to pay to the registered holder hereof on September 30, 2014 (the “Maturity Date”) or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of Ninety Million Dollars ($90,000,000) in lawful money of Canada on presentation and surrender of this Initial Debenture at the main branch of the Indenture Trustee in Toronto, Ontario in accordance with the terms of the Indenture and to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Initial Debentures, whichever is later, at the rate of 6.00% per annum, in like money, in arrears in semi-annual instalments (less any tax required by law to be deducted) on March 31 and September 30 in each year commencing on March 31, 2008 and, should the Corporation at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money.

Interest hereon shall be payable by electronic funds transfer or by cheque mailed to the registered holder hereof and, subject to the provisions of the Indenture, the electronic funds transfer or mailing of such cheque shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Initial Debenture.

All payments made by the Corporation under or with respect to the Initial Debentures shall be made free and clear of and without withholding or deduction for or on account of any present or future Canadian Taxes, unless the Corporation is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant governmental authority or agency. If the Corporation is required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to any Initial Debentures, the Corporation shall pay as additional interest Additional Amounts to the Debentureholders, all as more particularly described in the Indenture.

This Debenture is one of the 6.00% Convertible Unsecured Subordinated Debentures due on the Maturity Date (the “Initial Debentures”) of the Corporation issued or issuable under the provisions of the Indenture. The Initial Debentures are limited to an aggregate principal amount of $103,500,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of the Corporation and of the Indenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the holder of this Initial Debenture by acceptance hereof assents.

The Initial Debentures are initially issuable only as fully registered Debentures in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Initial Debentures of any denomination may be exchanged for an equal aggregate principal amount of Initial Debentures in any other authorized denomination or denominations.

The whole, or if this Initial Debenture is in a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal of this Initial Debenture is convertible, at the option of the holder hereof, upon surrender of this Initial Debenture at the principal office of the Indenture Trustee in Toronto, Ontario, at any time prior to 5:00 p.m. (Toronto time) on the earlier of the last Business Day immediately preceding the Maturity Date, and the last Business Day immediately preceding the date specified by the Corporation for a redemption of the Initial Debentures, into common shares (“Common Shares”) of the Corporation (without adjustment for interest accrued hereon) at the conversion price (the “Conversion Price”) per Common Share specified in the Indenture, all subject to the terms and conditions and in the manner set forth in the Indenture. The Indenture makes provision for the adjustment of the Conversion Price and the Conversion Rate in the events therein specified, including in the event of a Cash Change of Control. No fractional Common Shares will be issued on any conversion but in lieu thereof the Corporation will satisfy such fractional interest by a cash payment equal to the Current Market Price of such fractional interest determined in accordance with the Indenture.

This Initial Debenture is not redeemable before October 1, 2010. On and after October 1, 2010, but prior to September 30, 2012, this Initial Debenture is redeemable, in whole or in part, provided that the Current Market Price on the date on which notice of such redemption is given is not less than 125% of the Conversion Price then in effect. On and after September 30, 2012, but prior to the Maturity Date, this

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Initial Debenture may be redeemed, in whole or in part, at the option of the Corporation on the terms and conditions set out in the Indenture at the Redemption Price therein set out. In addition, the Corporation may at any time, at its option, redeem the Initial Debentures, in whole but not in part, at the Tax Redemption Price, if the Corporation has become or would become obligated to pay any of the Debentureholders Additional Amounts, all as more particularly set forth in the Indenture.

Upon the occurrence of a Change of Control, the Corporation shall be required to make an offer to purchase all of the then outstanding Initial Debentures on the Purchase Date at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the Purchase Date.

If an Offer for all of the outstanding Initial Debentures is made, and 90% of the principal amount of all the Initial Debentures (other than Initial Debentures held at the date of the Offer by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Initial Debentures of those holders who did not accept the Offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Initial Debentures.

The Corporation may, on notice as provided in the Indenture, at its option (subject to any applicable regulatory approval), elect to satisfy the obligation to repay the principal amount of this Initial Debenture on the Maturity Date or on redemption by the issue of that number of Common Shares obtained by dividing the principal amount of this Initial Debenture by 95% of the then Current Market Price of the Common Shares.

The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Corporation, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment in full of all Senior Indebtedness, whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Initial Debentures outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Initial Debentures outstanding, which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Common Shares or the directors or officers of the Corporation in respect of any obligation or claim arising out of the Indenture or this Initial Debenture.

This Initial Debenture may only be transferred upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal offices of the Indenture Trustee in Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Indenture Trustee may designate by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Indenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Indenture Trustee and/or other registrar may prescribe.

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This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Indenture Trustee under the Indenture.

Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

IN WITNESS WHEREOF JUST ENERGY GROUP INC. has caused this Initial Debenture to be signed by its authorized officer as of the 1st day of January, 2011.

JUST ENERGY GROUP INC.

By:

TRUSTEE’S CERTIFICATE

This Debenture is one of the 6.00% Convertible Unsecured Subordinated Debentures due September 30, 2014 referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
(AuthorizedOfficer)

THIS CERTIFICATE OF THE INDENTURE TRUSTEE SIGNED ON THE SECURITIES WILL NOT BE CONSTRUED AS A REPRESENTATION OR WARRANTY BY THE INDENTURE TRUSTEE AS TO THE VALIDITY OF THE INDENTURE OR OF THE SECURITIES OR OF THEIR ISSUANCE AND THE INDENTURE TRUSTEE WILL IN NO RESPECT BE LIABLE OR ANSWERABLE FOR THE USE MADE OF SUCH SECURITIES OR ANY OF THEM OR THE PROCEEDS THEREOF. THIS CERTIFICATE OF THE INDENTURE TRUSTEE SIGNED ON THE SECURITIES WILL, HOWEVER, BE A REPRESENTATION AND WARRANTY BY THE INDENTURE TRUSTEE THAT THE SECURITIES HAVE BEEN DULY CERTIFIED BY OR ON BEHALF OF THE INDENTURE TRUSTEE PURSUANT TO THE PROVISIONS OF THE INDENTURE.

REGISTRATION PANEL

(No writing hereon except by Indenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Indenture Trustee or Registrar
January 1, 2011	CDS & Co.

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ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                         , whose address and social insurance number, if applicable, are set forth below, this Initial Debenture (or $                         principal amount hereof*) of JUST ENERGY GROUP INC. standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Initial Debenture and does hereby irrevocably authorize and direct the Indenture Trustee to transfer such Initial Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Initial Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold an Initial Debenture in a non-integral multiple of $1,000, in which case such Initial Debenture is transferable only in its entirety) to be transferred.

1. The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Initial Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or by a member of an acceptable medallion guarantee program. Notarized or witnessed signatures are not acceptable as guaranteed signatures.

2. The registered holder of this Initial Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Initial Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

CONVERSION NOTICE

TO: JUST	ENERGY GROUP INC.

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Trust Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 6.00% Convertible Unsecured Subordinated Debentures bearing Certificate No.                         irrevocably elects to convert such Initial Debentures (or $                         principal amount thereof) in accordance with the terms of the Trust Indenture referred to in such Initial Debentures and tenders herewith the Initial Debentures, and, if applicable, directs that the Common Shares of Just Energy Group Inc. issuable upon a conversion be issued and delivered to the person indicated below. (If Common Shares are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

Dated:

(Signature of Registered Holder)

*	If less than the full principal amount of the Initial Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE:	If Common Shares are to be issued in the name of a person other than the holder, the signature must be guaranteed by a chartered bank, a trust company or a member of an acceptable medallion guarantee program.

(Print name in which Common Shares are to be issued, delivered and registered)

Name:

(Address)

(City, Province and Postal Code)

Name of guarantor:

Authorized signature:

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